U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:

Norfolk Southern Corporation

NAME OF PERSON RELYING ON EXEMPTION:

American Federation of Labor and Congress of Industrial Organizations

ADDRESS OF PERSON RELYING ON EXEMPTION:

815 Black Lives Matter Plaza NW, Washington, D.C. 20006

Written materials voluntary submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Rail Unions Believe that Ancora’s Proposed Strategy For Norfolk Southern is Not “Fit For Purpose”

American Federation of Labor and Congress of Industrial Organizations

815 Black Lives Matter Plaza NW, Washington D.C. 20006

Important Proxy Voting Materials

Norfolk Southern Corporation (NYSE: NSC)

Meeting Date: May 9, 2024

April 16, 2024

Dear Shareholder:

We are writing to share our views on the director candidates that Ancora Catalyst Institutional, LP (“Ancora”) has nominated for election at Norfolk Southern Corporation’s 2024 annual meeting. In our view, Ancora’s business plan to reduce Norfolk Southern’s operating ratio while improving safety and service is not realistic. Railway labor unions,1 shippers,2 and federal regulators3 have warned that Ancora’s plans may jeopardize the safety and service improvements that Norfolk Southern has made since the 2023 derailment in East Palestine, Ohio. For the reasons set forth below, we believe that Ancora’s proposed strategy is not “fit for purpose” and we therefore urge you to not support the Ancora director nominees.

_____________________________

1 AFL-CIO Transportation Trades Department, “Rail Labor Opposes Ancora’s Proposed Ouster of Norfolk Southern CEO,” March 8, 2024, https://ttd.org/policy/letters-to-industry/rail-labor-opposes-ancoras-proposed-ouster-of-norfolk-southern-ceo.

2 Bill Stephens, “Shipper Groups Sound Alarm Over Norfolk Southern Proxy Fight,” Trains, March 1, 2024, https://www.trains.com/trn/news-reviews/news-wire/shipper-groups-sound-alarm-over-norfolk-southern-proxy-fight.

3 Bill Stephens, “Activist Investor’s Plans To Oust Norfolk Southern’s CEO Alarm Surface Transportation Board Chairman,” Trains, February 1, 2024, https://www.trains.com/trn/news-reviews/news-wire/activist-investors-plans-to-oust-norfolk-southerns-ceo-alarm-surface-transportation-board-chairman/.

1

We Believe That Ancora’s Proposed Strategy Will Lead to Understaffing

Ancora believes that through its proposed precision scheduled railroading (“PSR”) operating model (what Ancora calls their “PSR-powered Scheduled Network strategy”), “Norfolk Southern can reduce its operating ratio to the low 60s within 12 months” and up to 55% in the long run.4 Ancora’s proposed 55% operating ratio target is significantly lower than the 4th quarter operating ratios of Norfolk Southern (73.7%),5 CSX (64.1%),6 Union Pacific (60.9%),7 and BNSF (68.7%).8

Each of the major four U.S. based Class I Freight Railroads have achieved these operating ratios by reducing headcount over the last decade. From 2014 to 2023, annual totals of employee hours fell across Norfolk Southern (28.7%),9 CSX (39.5%),10 UP (35.7%),11 and BNSF (25.3%).12 Ancora’s proposed strategy to achieve additional reductions in Norfolk Southern’s operating ratio without significantly reducing headcount is, in our view, not based in reality.

Surface Transportation Board Chairman Martin Oberman has voiced concerns over whether Ancora’s strategic goals for Norfolk Southern are attainable without significant cuts to Norfolk Southern’s workforce. On February 29, 2024, Chairman Oberman offered his view of Ancora’s strategy in a speech to the Southeast Association of Rail Shippers:

“Indeed, if Ancora is successful, we will have a national rail network, in which half of it—UP and NS—will be run by CEOs answering to short term, cash maximizing, shareholders to the detriment of the long-term investors—and most dangerously to the detriment of rail customers and rail workers —and ultimately the US economy and every member of the public.”13

_____________________________

4 Ancora Holdings Group LLC and Ancora Alternatives LLC, Letter to Norfolk Southern Shareholders, March 26, 2024 (Form DFAN14A filed March 28, 2024), https://www.sec.gov/Archives/edgar/data/702165/000110465924040618/tm247441-13_dfan14a.htm.

5 Norfolk Southern also reported a 68.8% non-GAAP operating ratio in Q4 2024, which excluded costs associated with the derailment in East Palestine, Ohio. Norfolk Southern Corp., “Quarterly Financial Data,” p. 2, January 24, 2024, https://www.prnewswire.com/news-releases/norfolk-southern-reports-fourth-quarter-and-full-year-2023-results-302045419.html.

6 CSX Corporation, “CSX Corp. Announces Fourth Quarter and Full Year 2023 Results,” January 24, 2024,

https://www.csx.com/index.cfm/about-us/media/press-releases/csx-corp-announces-fourth-quarter-and-full-year-2023-results.

7 Union Pacific Railroad, “Union Pacific Reports Fourth Quarter and Full Year 2023 Results,” January 25, 2024, https://www.up.com/media/releases/4q23-earnings-release-nr-240125.htm.

8 BNSF, “BNSF's Fourth Quarter 2023 Financial Performance,” February 22, 2024, https://www.bnsf.com/about-bnsf/financial-information/pdf/performance-summary-4q-2023.pdf.

9 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Employee hours worked (Line 10), % Change From CY 2014 to CY 2023.

10 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Employee hours worked (Line 10),% Change From CY 2014 to CY 2023.

11 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Union Pacific Railway Company [UP],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Employee hours worked (Line 10), % Change From CY 2014 to CY 2023.

12 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: BNSF Railway Company [BNSF],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Employee hours worked (Line 10), % Change From CY 2014 to CY 2023.

13 Surface Transportation Board Chairman Martin J. Oberman, Speech to Southeast Association of Rail Shippers 2024 Spring Meeting, February 29, 2024, https://www.stb.gov/wp-content/uploads/02-29-24_Oberman_SEARS-speech.pdf.

2

Norfolk Southern has also questioned whether Ancora’s proposed efficiency gains can be achieved without significant employee headcount reductions. According to Norfolk Southern, “[t]he math around Ancora’s short-term targets that were advertised to our investors (~62% operating ratio in 18 months) only works with significant and immediate employee furloughs – despite Ancora telling these same investors that they have no plans to furlough.”14

We Believe Ancora’s Proposed COO Had a Poor Safety Record at CSX

Ancora has proposed to appoint Jamie Boychuk, CSX’s former executive vice president of operations, as Norfolk Southern’s Chief Operating Officer (“COO”).15 Based on Mr. Boychuk’s previous track record at CSX, we believe that his appointment as COO will not help address safety concerns at Norfolk Southern.

Notably, CSX had a deteriorating safety record between 2020 and 2023 during Mr. Boychuk’s tenure as CSX’s executive vice president of operations. According to data from the Federal Railroad Administration, CSX’s rate of total accidents/incidents per million train miles increased from 13.351 in 2020 to 14.146 in 2023.16 In contrast, Norfolk Southern’s total accidents/incidents per million train miles decreased from 13.639 in 2020 to 13.569 in 2023.17

_____________________________

14 Norfolk Southern Corporation, “Norfolk Southern highlights its balanced strategy and clear pathway to delivering sustainable shareholder value,” March 20, 2024, https://www.prnewswire.com/news-releases/norfolk-southern-highlights-its-balanced-strategy-and-clear-pathway-to-delivering-sustainable-shareholder-value-302094549.html.

15 Ancora Holdings Group LLC and Ancora Alternatives LLC, Letter to Norfolk Southern Shareholders, March 26, 2024 (Form DFAN14A filed March 28, 2024), https://www.sec.gov/Archives/edgar/data/702165/000110465924040618/tm247441-13_dfan14a.htm.

16 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 8, 2024, Rate of Total Accidents/Incidents per million train miles.

17 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 8, 2024, Rate of Total Accidents/Incidents per million train miles.

3

During 2020-2023, CSX had 100 fatalities per year on average18 compared to an average of 87.25 fatalities per year at Norfolk Southern.19 CSX’s fatality rate per million miles increased from 1.53 in 2020 to 1.65 in 2023,20 compared to Norfolk Southern’s fatality rate per million miles of 1.10 in 2020 and 1.30 in 2023.21

Furthermore, during Boychuk’s tenure as executive vice president of operations, CSX’s rate of derailments increased from 1.87 per million miles in 2020 to 2.18 per million miles in 2023.22 During that same period, Norfolk Southern’s rate of derailments per million miles decreased from 2.02 in 2020 to 1.99 in 2023.23 On August 3rd, CSX announced Boychuk’s departure without naming his replacement.24 Boychuk’s departure occurred less than a month after fifteen cars of a CSX train derailed outside of Philadelphia carrying fertilizer and an industrial degreaser.25

_____________________________

18 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Total Fatalities (2020 Total Fatalities 94, 2021 Total Fatalities 94, 2022 Total Fatalities 106, 2023 Total Fatalities 106).

19 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024, Total Fatalities (2020 Total Fatalities 80; 2021 Total Fatalities 92; 2022 Total Fatalities 81; 2023 Total Fatalities 96).

20 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Fatality rate per million miles calculated by dividing Total Fatalities by Total Train Miles (2020 Total Fatalities 94/Total Train Miles 61,344,064; 2023 Total Fatalities 106/Total Train Miles 64,189,012) and multiplying by 1 million.

21 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Fatality rate per million miles calculated by dividing Total Fatalities by Total Train Miles (2020 Total Fatalities 80/Total Train Miles 72,734,571; 2023 Total Fatalities 96/Total Train Miles 73,917,244) and multiplying by 1 million.

22 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Derailment rate per million miles calculated by dividing Total Derailments by Total Train Miles(2020 Total Derailments 115/Total Train Miles 61,344,064; 2023 Total Derailments 140/Total Train Miles 64,189,012) and multiplying by 1 million.

23 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Derailment rate per million miles calculated by dividing Total Derailments by Total Train Miles (2020 Total Derailments 140/Total Train Miles 69,293,135; 2023 Total Derailments 147/Total Train Miles 73,917,244) and multiplying by 1 million.

24 CSX Corporation, “CSX Announces Departure of Operations Executive Jamie Boychuk,” August 4, 2023, https://www.csx.com/index.cfm/about-us/media/press-releases/csx-announces-departure-of-operations-executive-jamie-boychuk/.

25 Chris Mautner, “Train that derailed in Pa was carrying silicone, fertilizer, more: reports,” PennLive, July 18, 2023, https://www.pennlive.com/news/2023/07/train-that-derailed-in-pa-was-carrying-silicone-fertilizer-more-reports.html.

4

Ancora has also proposed safety reforms that are already in place at Norfolk Southern. After the collision of Norfolk Southern trains on March 2, 2024 in Saucon Township, Pennsylvania, Ancora called for the implementation of two-person crews on mainline trains.26 However, in the previous year on March 23, 2023, Norfolk Southern had withdrawn its collective bargaining proposal to SMART-TD to reduce train crew staffing levels.27 Two person crews became a regulatory requirement on April 2, 2024, when the Federal Railroad Administration finalized a final rule that would require two-person crews on most Class I freight trains.28

We Believe Ancora’s Proposed Strategy Carries Significant Execution Risk

We are also concerned that Ancora’s proposed strategy could damage Norfolk Southern’s relationship with regulators and customers. Upon Mr. Boychuk’s departure from CSX in 2023, CSX noted his role in the implementation of precision scheduled railroading,29 however Surface Transportation Board Chair Oberman has criticized the similarities between Ancora’s proposed strategy for Norfolk Southern and CSX’s cost-cutting strategy in 2017:

“In fact, the rapid reduction in OR championed by Ancora can only be accomplished by new major reductions in the workforce. Indeed, Ancora rejects NS’ new long-term growth strategy and is particularly harsh on NS’ focus on all important intermodal traffic. Clearly, their plan is to install a CEO ordered to reverse Norfolk Southern’s recently instituted corporate strategy to maintain a resilient workforce and to invest more in infrastructure to grow the railroad’s capacity long term.

The implications of significant cost-cutting at one railroad are ominous for the US economy. The fall out could extend to the entire freight rail system. Railroads crisscross North America in an intertwined network; freight is often handed from one railroad to another before reaching its destination. When one railroad has a service meltdown, it has a ripple effect across all other railroads. Such a debacle occurred in 2017 when CSX went on a cost-cutting rampage—a shock to the system from which it took years to recover.”30

In October 2017, the Surface Transportation Board held a public listening session after “learning of growing rail service problems resulting from operating changes at CSX.”31 During the hearing, CSX’s then CEO Hunter Harrison personally apologized for the problems that CSX’s shippers had experienced.32 This hearing featured a panel of representatives from companies including Cargill, the Chemours Company, and Dow Chemical Company, testifying on their issues with CSX’s services.33

_____________________________

26 Ancora Alternatives, “Norfolk Southern Board Nominees State Serious and Urgent Concerns About Recent Unpublicized Norfolk Southern Locomotive Collisions,” March 7, 2024, https://www.sec.gov/Archives/edgar/data/702165/000110465924031883/tm247441d6_dfan14a.htm.

27 Norfolk Southern Corporation and the International Association of Sheet Metal, Air, Rail and Transportation Workers — Transportation Division, “Norfolk Southern and SMART-TD statement on conductor redeployment bargaining,” March 23, 2023, https://www.smart-union.org/norfolk-southern-and-smart-td-statement-on-conductor-redeployment-bargaining/.

28 Mark Walker, “U.S. Finalizes Rule Requiring Two-Person Crews on Freight Trains,” New York Times, April 2, 2024, https://www.nytimes.com/2024/04/02/us/politics/freight-train-crew-rule.html.

29 CSX Corporation, “CSX Announces Departure of Operations Executive Jamie Boychuk,” August 4, 2023, https://www.csx.com/index.cfm/about-us/media/press-releases/csx-announces-departure-of-operations-executive-jamie-boychuk/.

30 Surface Transportation Board Chairman Martin J. Oberman, Speech to Southeast Association of Rail Shippers 2024 Spring Meeting, February 29, 2024, p. 7, https://www.stb.gov/wp-content/uploads/02-29-24_Oberman_SEARS-speech.pdf.

31 Surface Transportation Board, “Public Listening Session on CSX Transportation, Inc’s Rail Service Issues: Docket NO. EP 742,” p. 7, October 11, 2017, https://www.stb.gov/wp-content/uploads/Transcript-2017-10-11.pdf.

32 Id., p. 11.

33 Id., p. 65.

5

Should similar problems arise from the implementation of Ancora’s strategy at Norfolk Southern, a deterioration of service at Norfolk Southern may lead to an intervention by the Surface Transportation Board. As recently stated by Surface Transportation Board Chair Oberman: “... if service suffers, ultimately the STB would be called in—and may have little alternative but to institute more accountability hearings and more regulatory intervention to protect the public, an outcome which neither railroad investors nor the STB would relish.”34

Industry trade groups representing Norfolk Southern’s customers have expressed concern regarding Ancora’s proposed strategy for Norfolk Southern. According to a spokesperson for the Freight Rail Customer Alliance, the National Industrial Transportation League, and the Private Railcar Food and Beverage Association:

“Seems as if NS is making strides on improving service which, to a certain degree, means abandoning some of the Precision Scheduled Railroading practices, and focusing more on capital improvements, its employees, shippers, and ultimately the end-consumer….However, this proposed new leadership slate seems to be an excessive reaction to what may be a brief rise in NS’ operating ratio where they are only interested in short-term gain rather than what is needed in the long run for NS to better serve its customers and its investors.”35

We Believe Norfolk Southern Has Made Significant Safety Commitments

In our view, railroad safety requires strong oversight of operations by management and the board of directors to ensure that the railroad is properly staffed and equipped to safely transport all cargo, including hazardous materials, through cities and communities. We believe that following the derailment in East Palestine, Ohio, Norfolk Southern CEO Alan Shaw has improved Norfolk Southern’s safety mechanisms relative to other Class I Railroads, as described below.

In February 2024, Norfolk Southern entered into a memorandum of agreement to implement a Confidential Close Call Reporting System pilot program with the Federal Railroad Administration, the Brotherhood of Locomotive Engineers and Trainmen and the International Association of Sheet Metal, Air, Rail and Transportation Workers-Transportation Division.36 This pilot program allows workers to confidentially report close calls at certain locations.37

_____________________________

34 Surface Transportation Board Chairman Martin J. Oberman, Speech to Southeast Association of Rail Shippers 2024 Spring Meeting, February 29, 2024, p. 8, https://www.stb.gov/wp-content/uploads/02-29-24_Oberman_SEARS-speech.pdf.

35 Bill Stephens, “Shipper Groups Sound Alarm Over Norfolk Southern Proxy Fight,” Trains, March 1, 2024, https://www.trains.com/trn/news-reviews/news-wire/shipper-groups-sound-alarm-over-norfolk-southern-proxy-fight.

36 Federal Railroad Administration, “Confidential Close Call Reporting System Pilot Program Implementing Memorandum of Understanding (C3RS/IMOU),” February 15, 2024.

https://railroads.dot.gov/sites/fra.dot.gov/files/2024-02/Pilot%20NS-SMART-BLET-FRA%20IMOU_FINAL%20Signed%2002152024.pdf.

37 Id.

6

In October 2023, Norfolk Southern entered into a Signal Safety Collaborative pilot program with the Brotherhood of Railroad Signalmen to enhance signal safety.38 In May 2023, Norfolk Southern also commissioned a third-party safety review by Atkins Nuclear Secured.39 We also note that Norfolk Southern has formed a standing safety committee of the Board of Directors that is responsible for reviewing staffing levels and their impact on safety.40

Norfolk Southern reported a 38% decrease in mainline rail accidents in 2023, which according to Norfolk Southern is its lowest mainline accident rate in years and is among the best of the North American Class I railroads.41 Norfolk Southern’s improved safety is also reflected in the Federal Railroad Administration’s accident and incident database. For example, Norfolk Southern’s derailment rate per million miles decreased from 2.03 in 2022 to 1.99 in 2023.42 Norfolk Southern also had a decrease in the rate of total accidents/incidents per million miles from 13.917 in 2022 to 13.569 in 2023.43

_____________________________

38 Norfolk Southern Corporation, “Norfolk Southern and Brotherhood of Railroad Signalmen partner to enhance safety,” October 19, 2023,

https://www.prnewswire.com/news-releases/norfolk-southern-and-brotherhood-of-railroad-signalmen-partner-to-enhance-safety-301962411.html.

39 Norfolk Southern Corporation, “Norfolk Southern appoints Atkins Nuclear Secured to lead independent safety review,” May 25, 2023, https://norfolksouthern.mediaroom.com/2023-05-25-Norfolk-Southern-appoints-Atkins-Nuclear-Secured-to-lead-independent-safety-review.

40 Norfolk Southern Corporation, Charter of the Safety Committee of the Board of Directors, February 21, 2024, https://filecache.investorroom.com/mr5ir_nscorp/918/Safety%20Co%20Charter%20-%20NSC_2.21.24.pdf.

41 Norfolk Southern Corporation, Letter to Norfolk Southern Shareholders, March 20, 2024 (Form DEFA14A filed March 21, 2024), https://www.sec.gov/Archives/edgar/data/702165/000119312524073411/d812412ddefa14a.htm.

42 Office of Safety Analysis, Federal Railroad Administration, “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023, https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Derailment rate per million miles calculated by dividing Total Derailments by Total Train Miles (2022 Total Derailments 140/Total Train Miles 68,908,947; 2023 Total Derailments 147/Total Train Miles 73,917,244) and multiplying by 1 million.

43 Office of Safety Analysis, Federal Railroad Administration. “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Rate of Total Accidents/Incidents per million train miles.

7

These safety improvements have also carried over to the transportation of hazmat materials. Norfolk Southern decreased the number of hazmat cars damaged or derailed from 67 in 2022 to 55 in 2023,44 while in contrast, CSX experienced an increase in the number of hazmat cars damaged or derailed from 36 in 2022 to 52 in 2023 over the same period.45 Norfolk Southern’s rate of hazmat cars damaged or derailed per million miles decreased from 0.97 in 2022 to 0.74 in 2023,46 while CSX’s rate of hazmat cars damaged or derailed per million miles increased from 0.59 in 2022 to 0.81 in 2023.47

Conclusion

In our opinion, Ancora’s proposed strategy for Norfolk Southern is “not fit for purpose” and the election of Ancora’s proposed directors will derail the safety and service improvements that are currently underway at Norfolk Southern. We believe that if Ancora wins this proxy contest, Norfolk Southern’s workers, communities, customers, and long-term shareholders will be left to pick up the tab. For these reasons, we urge you to not support the Ancora director nominees.

The American Federation of Labor and Congress of Industrial Organizations (the “AFL-CIO”) is a federation of labor unions that represent 12.5 million union members including affiliated rail unions of the AFL-CIO Transportation Trades Department that represent various employees of Norfolk Southern Corporation. Members of AFL-CIO affiliated unions also participate in pension plans that are investors in the AFL-CIO Equity Index Funds, which is a collective investment trust and a shareholder of Norfolk Southern Corporation. For more information, please contact the AFL-CIO at invest@aflcio.org.

The AFL-CIO is not seeking to act as a proxy for any shareholder. We will not accept proxy cards, and any proxy cards received will be returned.

_____________________________

44 Office of Safety Analysis, Federal Railroad Administration. “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Total Hazmat Cars damaged/derailed.

45 Office of Safety Analysis, Federal Railroad Administration. “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Total Hazmat Cars damaged/derailed.

46 Office of Safety Analysis, Federal Railroad Administration. “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: Norfolk Southern Railway Company [NS],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Rate of Hazmat cars damaged or derailed rate per million miles calculated by dividing Total Hazmat Cars Damaged/Derailed by Total Train Miles (2022 Total Hazmat Cars Damaged/Derailed 67/Total Train Miles 68,908,947; 2023 Total Hazmat Cars Damaged/Derailed 55/Total Train Miles 73,917,244) and multiplying by 1 million.

47 Office of Safety Analysis, Federal Railroad Administration. “1.12 - Ten Year Accident/Incident Overview by Calendar Year; Reporting Level: System; Railroad Group: CSX Transportation [CSX],” 2014 - 2023. https://safetydata.fra.dot.gov/officeofsafety/publicsite/query/TenYearAccidentIncidentOverview.aspx, accessed on April 9, 2024. Rate of Hazmat cars damaged or derailed per million miles calculated by dividing Hazmat Cars Damaged/Derailed by Total Train Miles (2022 Hazmat Cars Damaged/Derailed 36/Total Train Miles 60,683,204; 2023 Hazmat Cars Damaged/Derailed 52/Total Train Miles 64,189,012) and multiplying by 1 million.

8